Exhibit 3.1

CERTIFICATE OF ELIMINATION

of

SERIES A SENIOR PREFERRED STOCK

of

AMERICAN PUBLIC EDUCATION, INC.

Pursuant to Section 151(g) of the Delaware General Corporation Law

American Public Education, Inc. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:

FIRST: That pursuant to the authority vested in the Board of Directors of the Company (the “Board”) in accordance with the provisions of the Certificate of Incorporation of the Company (as amended from time to time, the “Certificate of Incorporation”), the Board previously adopted resolutions creating and authorizing a series of 400 shares of preferred stock, par value $0.01 per share, of the Company designated as Series A Senior Preferred Stock (the “Series A Senior Preferred Stock”), subject to the Certificate of Designation of Series A Senior Preferred Stock of the Company (the “Certificate of Designation”), as filed with the Secretary of State of the State of Delaware on December 28, 2022.

SECOND: That the authorized shares of the Series A Senior Preferred Stock were redeemed on June 23, 2025 (the “Redemption Date”) are not outstanding and will not be issued by the Company pursuant to the Certificate of Designation (the “Redemption”).

THIRD: That pursuant to the authority conferred upon the Board pursuant to the Certificate of Incorporation, on June 12, 2025, the Board duly adopted the following resolutions at a meeting of the Board, approving the elimination of the Series A Senior Preferred Stock:

WHEREAS, the Board previously adopted resolutions creating and authorizing the Series A Senior Preferred Stock, subject to the Certificate of Designation;

WHEREAS, as a result of the Redemption, as of the Redemption Date, there will be no shares of Series A Senior Preferred Stock outstanding; and

WHEREAS, the Board has determined that it is advisable and in the best interests of the Company and its stockholders to eliminate the Series A Senior Preferred Stock in accordance with Section 243 of the General Corporation Law upon consummation of the Redemption (the “Elimination”).

NOW, THEREFORE, BE IT RESOLVED, that the Elimination hereby is authorized, approved, and adopted in all respects; and

RESOLVED FURTHER, that the Authorized Officers are, and each of them hereby is, authorized by and on behalf of the Company to prepare, execute, and deliver to the Secretary of State of the State of Delaware a Certificate of Elimination as required by the General Corporation Law in order to effect the Elimination, and any and all additional documents required to be filed therewith.

FOURTH: That, in accordance with Section 151(g) of the General Corporation Law, the Certificate of Incorporation, as effective immediately prior to the filing of this Certificate of Elimination, is hereby amended to eliminate all references to Series A Senior Preferred Stock.

IN WITNESS WHEREOF, the undersigned, a duly authorized officer of the Company, has executed and subscribed this Certificate of Elimination and does affirm the foregoing as true under the penalties of perjury on this 23rd day of June 2025.

AMERICAN PUBLIC EDUCATION, INC.

By:	/s/ Richard W. Sunderland, Jr.
Name:	Richard W. Sunderland, Jr.
Title:	Chief Financial Officer